**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**August 23, 2018**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**American Airlines Group Inc.**
**File No. 001-08400**

**American Airlines, Inc.**
**File No. 001-02691**

**CF#36527**

_____

American Airlines Group Inc. and American Airlines, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on July 26, 2018.

Based on representations by American Airlines Group Inc. and American Airlines, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

|  |  |
|---|---|
| Exhibit 10.1 | through December 31, 2027 |
| Exhibit 10.2 | through December 31, 2027 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary